FOR IMMEDIATE RELEASE	NEWS RELEASE

CANALASKA URANIUM COMMENCES DIAMOND DRILLING AT FOND DU LAC MAIN DEPOSIT

Vancouver, Canada, March 16th, 2011 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to announce that it has commenced diamond drilling at the main Fond Du Lac (“FDL”) project.  This phase of the drill program will test one of the new targets identified by the ongoing reverse circulation drill program.  CanAlaska is currently well-funded, with over Cdn$13 million in treasury, and strong partnerships.

Fond du Lac Channel
Fond du Lac Community and Air Strip
CanAlaska Drill Camp
025
024
021
020
012
013
015
027
023
028
019
018
022
017
026
014
011
016
029
Hole FLC 017
40 metres 0.32% U_3O_8
Fond du Lac
Historical Resource Outline
0
50
100
metres
Oblique view: centre scale
CanAlaska Uranium Ltd.
Fond du Lac
Drill Hole Locations
UTM NAD 83, Zone 13
NTS: 074O 06/06/12
Scale: As Shown
Fig. No: ?
Date: Sept. 22, 2006
Drawn by: TMS

Drill Hole	Rock Type	From (m)	To (m)	Width of Mineralization (m)	U_3O_8 %	U_3O_8 lb/ton
FLC011	Sandstone	18.45	28.65	10.2	**0.08**	**1.59**
FLC013	Sandstone	18.5	39.1	20.6	**0.02**	**0.44**
FLC014	Sandstone	12.3	27.9	15.6	**0.1**	**2.02**
FLC016	Sandstone	27.05	43.4	16.35	**0.03**	**0.68**
FLC017	Basement	54.5	94.9	40.4	**0.32**	**6.36**
includes	Basement	59.8	75.8	21.3	**0.59**	**11.74**
includes	Basement	59.8	65.8	6	**1.13**	**22.64**
FLC020	Basement	104.7	112	7.3	**0.3**	**5.94**
includes	Basement	111	112	1	**1.33**	**26.65**

The FDL project is a joint venture between the Company and the Fond Du Lac Denesuline First Nation.  The reverse circulation drill, which has been working in the area for the past three weeks, has identified a number of zones with strong hematization both above and below the unconformity.  Several of these zones have associated elevated radiometric background as well as clay-filled shear zones.

News Release

March 16th, 2011

The diamond drill currently on-site, will carry out a preliminary program testing near surface targets until March 25th.  It will then mobilize to carry out approximately 3 weeks of drilling on a nearby project, also being operated by CanAlaska.

The drill will return to Fond Du Lac in April to test further new targets and mineralization associated with the reverse circulation drill program, and CanAlaska’s previous (2009) intersection of 40.4 metres at 0.32% U3O8 located in basement rocks, just east of the historically-defined shallow Fond Du Lac uranium deposit. (See NR Sept 22, 2009, and NI43-101 report of Oct 29, 2010).

President of CanAlaska, Peter Dasler, P. Geo, is the Qualified Person responsible for this news release and comments that “the tragedies of multiple world-wide and personal disasters make us humble and appreciate the strength and character of the people who are around us, and especially those who support us on a day-to day-basis.  We must continue, and do the best job we can do, to support them.”  The referenced news releases and technical report can be accessed on the Company’s website at www.canalaska.com or downloaded from the Canadian public filings database at www.sedar.com.

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUD -- OTCBB, DH7F -- Frankfurt) is undertaking uranium exploration in twenty one uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$75 million exploring its properties and has delineated multiple uranium targets.

For more information visit www.canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211  x318

Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

March 16th, 2011